

July 26, 2010

Mr. Kriss Cloninger III
President, Chief Financial Officer and Treasurer
Aflac Inc.
1932 Wynnton Road
Columbus, Georgia   31999

> **Re: Aflac Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-07434**

Dear Mr. Cloninger:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief